Exhibit 99.85

Press Release

for immediate release

PROMETIC SECURES ADDITIONAL USD $10 MILLION (CAD $13.2 MILLION) TRANCHE FROM STRUCTURED ALPHA LP, AN AFFILIATE OF THOMVEST ASSET MANAGEMENT INC., UNDER ITS EXISTING CREDIT FACILITIES

LAVAL, QUEBEC, CANADA – February 25, 2019 – Prometic Life Sciences Inc. (TSX: PLI, OTCQX: PFSCF) (“Prometic” or the “Corporation”) announced today that it has secured an additional USD $10 million (CAD $13.2 million) tranche from Structured Alpha LP (“SALP”), an affiliate of Thomvest Asset Management Inc., under the existing loan agreement originally entered into with SALP in November 2017. Other than the extension of this additional tranche, the provisions of the existing credit facilities with SALP remain in full force and effect.

About Thomvest Asset Management Inc. And Structured Alpha LP

Thomvest Asset Management Inc. is a Toronto-based investment management firm controlled by Peter J. Thomson. Structured Alpha LP is an affiliate of Thomvest Asset Management Inc. that makes structured investments in companies that leverage disruptive technologies and business models to pursue high-growth commercial opportunities. We are committed to the success of our entrepreneur partners. The capital we invest is our own, enabling us to be more creative, flexible, strategic and patient than most investors. It takes time to build great companies and Thomvest and its affiliates are committed to supporting its entrepreneurs throughout their journey. To learn more about Thomvest, please visit us at www.thomvest.com.

About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (small molecule therapeutics) stems from the discovery of two receptors which we believe are at the core of how the body heals: namely, promoting tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Alström syndrome. The second drug discovery and development platform (plasma-derived

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therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential to advance novel and established plasma-derived therapeutics. The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, Europe and Asia.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2017, under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

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For further information please contact:

Corporate Contacts:

Simon Best

Chairman and CEO

Prometic Life Sciences Inc.

s.best@prometic.com

450.781.0115

Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

Investor Contact:

Bob Yedid

LifeSci Advisors

bob@lifesciadvisors.com

646-597-6989

Media Contact:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

646-627-8384

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